March 16, 2000


Mr. Jack Liles
Chairman of the Board, President and
  Chief Executive Officer
KLLM Transport Services, Inc.
135 Riverview Drive
Richmond, Mississippi  39218

Dear Jack:

         This letter is to express my interest in acquiring KLLM Transport Services, Inc., either directly or through New Prime, Inc., a corporation wholly-owned by me, in an all cash transaction.

         Although I have not had the opportunity to conduct any due diligence other than a preliminary review of KLLM's public documents, I think that a premium of as much as 25% over the closing price of KLLM's common stock, as quoted on the Nasdaq Stock Market on the trading day first preceding the disclosure of our interest expressed in this letter, would be feasible. Based upon Wednesday's closing price, the price per share to your stockholders would be approximately $7.60 per share.

         As you know, I have filed a Schedule 13D as a result of the level of my ownership of KLLM shares, which requires amendment upon the occurrence of any material change in the information contained therein. Consequently, I have filed an amendment to my Schedule 13D contemporaneously with the delivery of this letter disclosing my having advised you of my interest in acquiring KLLM (either directly or indirectly) on a friendly basis and the execution by me of a consent of stockholder for the purpose of protecting certain alternatives that may be pursued by me in the future. A copy of the letter and the consent of stockholder are attached as exhibits to the amendment.

         I think that an all cash transaction will be attractive to your stockholders, who currently hold a stock which is thinly traded and historically has not paid dividends, to liquidate their investment in KLLM at a substantial premium over current share value.

         I would like to emphasize my desire to proceed with exploratory discussions with you and your management as promptly as possible, with the dual objectives of commencing a due diligence review (subject, of course, to an appropriate confidentiality agreement), and negotiating the specific terms of an all cash transaction with KLLM on a friendly basis.

         I look forward to hearing from you.

                                           Very truly yours,


                                           /s/ Robert E. Low

                                           Robert E. Low